UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001- 42579

LIANHE SOWELL INTERNATIONAL GROUP LTD

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

15th Floor, Sannuo Smart Building,

No. 3388 Binhai Ave, Binhai Community,

Nanshan District, Shenzhen, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Changes in Company’s Certifying Accountant.

On March 14, 2026, LIANHE SOWELL INTERNATIONAL GROUP LTD (the “Company”) resolves not to reappoint WWC, P.C. (“WWC”) and appointed EliteCPA P.C. (“EliteCPA”) as its independent registered public accounting firm, effective on the same day (the “Change of Auditor”). The Change of Auditor was made after careful consideration and evaluation process by the Company and has been approved by the audit committee of the board of directors of the Company. The Company’s decision to make the Change of Auditor was not the result of any disagreement between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of WWC on the consolidated financial statements of the Company as of and for the fiscal years ended March 31, 2025 and 2024 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles. Furthermore, during the Company’s two most recent fiscal years preceding WWC’s resignation, there were no disagreements as defined in Item 16F(a)(1)(iv) of Form 20-F with WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of a disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years preceding WWC’s resignation, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided WWC with a copy of the above disclosure and requested that WWC furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of WWC’s letter is filed hereto as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years preceding the engagement of EliteCPA, neither the Company, nor someone on behalf of the Company, has consulted EliteCPA regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that EliteCPA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

Exhibits

Exhibit No.	Description
16.1	Letter of WWC, P.C. to the U.S. Securities and Exchange Commission dated March 18, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2026	LIANHE SOWELL INTERNATIONAL GROUP LTD

	By:	/s/ Dengyao Jia
Dengyao Jia
Chairman of the Board of Directors

3